UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
             [ ] Form N-SAR   [ ] Form N-CSR

                      For Period Ended: September 30, 2006

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         ---------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I    -- REGISTRANT INFORMATION

General Communication, Inc.
Full Name of Registrant


Former Name if Applicable

2550 Denali Street, Suite 1000
Address of Principal Executive Office (Street and Number)

Anchorage, Alaska 99503
City, State and Zip Code

PART II  -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
                Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

General Communication, Inc. ("GCI") could not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 ("Form 10-Q") with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense in light of the circumstances described below. On November 9, 2006, the Audit Committee of GCI's Board of Directors and GCI management concluded that previously reported audited financial statements for the year ended December 31, 2005 would need to be restated. GCI will also file an amendment to its Form 10-Q for the quarter ended June 30, 2006 to restate its 2005 quarterly unaudited interim consolidated financial statements. The restatements are necessary because an error was made regarding the interpretation and application of generally accepted accounting principles as they relate to a May 25, 2005 transaction in which GCI repurchased from Toronto Dominion Securities ("TD") the remaining 4,314 shares of GCI Series B Preferred stock owned by TD for a total purchase price of $6,607,027 (which transaction was reported in a Form 8-K filing made by GCI on May 26, 2005).

The purchase of the preferred stock from TD should have had an effect on GCI's net income per common share calculations. The amount that GCI paid for the preferred stock in excess of the carrying amount of the shares on GCI's balance sheet should have reduced the amount of net income available to common shareholders used to calculate basic and diluted net income per common share. This error has no other effect on GCI's consolidated statements of operations, and has no effect on the consolidated balance sheets, consolidated statements of stockholders' equity, or consolidated statements of cash flows. 2005 net income available to common shareholders and basic and diluted net income per common share are the only items affected by the restatements.

Due to the additional time required for GCI to determine the impact of the restatement of its financial statements for 2005 and for the second quarter of 2006 on the financial statements for the quarter ended September 30, 2006, GCI was not able to file its quarterly report on Form 10-Q for the quarter ended September 30, 2006 by the November 9, 2006 filing deadline, but it expects that it will be able to file the Form 10-Q within the five day filing extension period. As a result of the restatements, the independent registered public accounting firm's review of GCI's September 30, 2006 Form 10-Q may not be complete by the time it is filed. GCI believes that the unaudited consolidated financial statements contained in such 10-Q filing are a fair presentation of GCI's financial position as of September 30, 2006. Upon the completion of review by GCI's independent auditor of such 10-Q filing, GCI will file an amendment to the 10-Q to reflect material changes, if any, resulting from the independent auditor's review.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 John Lowber               (907)                868-5628
         --------------------------    ------------    -------------------------
                    (Name)              (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         Yes [X]  No [ ]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 1, 2006, GCI issued a press release announcing its preliminary financial results for the quarter ended September 30, 2006, and furnished the results to the Securities and Exchange Commission on a current report on Form 8-K (the "Earnings Release"). As was disclosed in that press release, GCI's preliminary results of operations for the third quarter of 2006 changed significantly from its results of operations for the third quarter of 2005. GCI reported net income of $7.1 million for the third quarter of 2006, compared to net income of $2.3 million for the same period of 2005. GCI reported revenues of $125.8 million for the third quarter of 2006, representing an increase of 10.6% over revenues for the third quarter of 2005. GCI's basic and diluted net income per common share were $0.13 per common share for the third quarter of 2006, compared to $0.04 per common share for the third quarter of 2005.

On November 13, 2006, GCI issued a press release announcing the anticipated adjustments to historical net income per common share amounts as a result of the restatements described in Part III, which press release is to be furnished to the Securities and Exchange Commission on a current report on Form 8-K (the "Restatement Release"). In the Earnings Release, GCI reported net income available to common shareholders of $15.8 million for the nine months ended September 30, 2006, compared to net income available to common shareholders of $9.7 million for the same period of 2005 as reported on the Restatement Release. As reported in the Earnings Release, GCI's basic net income per common share were $0.29 and diluted net income per common share were $0.28 for the nine months ended September 30, 2006, compared to basic net income per common share of $0.18 and diluted net income per common share of $0.17 for the same period of 2005 as reported on the Restatement Release.

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

                          General Communication, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2006            By /s/ John M. Lowber
     -----------------               -----------------------------------------
                                     John M. Lowber, Senior Vice President,
                                     Chief Financial Officer, Secretary and
                                     Treasurer